Filed Pursuant To Rule 433

Registration No. 333-217785

July 19, 2019

Case Study CONSTRUCTING PORTFOLIOS WITH SPDR® GOLD SHARES (GLD®)

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors Investment Solutions Group (ISG),[1] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by State Street Global Advisors ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with non-investable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and June 30, 2019, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 1, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.52) and highest cumulative return (135.88%);
- Portfolio D had the lowest maximum drawdown (-29.43%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.

[1] Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, 2015.

Figure 1: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.74	124.48	9.52	0.47	-33.29
B	2	5.80	126.44	9.46	0.48	-32.54
C	5	5.92	130.17	9.37	0.49	-31.39
D	10	6.10	135.88	9.31	0.52	-29.43

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., FactSet State Street Global Advisors, as of June 30, 2019.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by State Street Global Advisors Funds Management, Inc. but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

State Street Global Advisors 2

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Figure 2: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index9286	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Hypothetical Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors as of June 30, 2019.

The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3: SPDR® Gold Shares Standard Performance as of June 30, 2019

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	8.73	8.66	9.72	12.23	1.77	0.99	3.78	7.82
Market Value	8.00	9.17	9.86	12.26	1.73	0.79	3.87	7.74
LBMA Gold Price PM	8.76	8.77	10.16	12.68	2.18	1.39	4.19	8.25

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 3

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®) ssga.com | spdrs.com Hypothetical blended portfolio performance methodology The SPDR Gold Trust (“GLD”) has filed a registration statement (including a    Returns do not represent those of a fund but were achieved by mathematically combining prospectus) with the Securities and Exchange Commission (“SEC”) for the the actual performance data of MSCI AC World Daily TR Index, Bloomberg Barclays Global offering to which this communication relates. Before you invest, you should Aggregate Government Bond Index, Bloomberg Barclays Aggregate Global Corporate read the prospectus in that registration statement and other documents GLD Bond Index, Bloomberg Barclays Emerging Markets Debt Index, Global Property Research has filed with the SEC for more complete information about GLD and this General Index, S&P Listed Private Equity Index, Bloomberg Barclays World Inflation Linked offering. Please see the GLD prospectus for a more discussion of the risks of Bond Index, Bloomberg Barclays Global Corporate High Yield Index, S&P GSCI Index, and investing in GLD shares. The GLD prospectus is available by clicking here. SPDR® Gold Shares (GLD®) between January 1, 2005 and June 30, 2019. Each portfolio You may get these documents for free by visiting EDGAR on the SEC website is re-balanced at the beginning of each year to maintain target portfolio weights. The at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any performance assumes no transaction and rebalancing costs, so actual results will differ. authorized participant will arrange to send you the prospectus if you request    Important Risk Information it by calling 866.320.4053. The views expressed in this material are the views of George Milling- Stanley, Robin Tsui GLD is not an investment company registered under the Investment Company Act of 1940 and Diego Andrade and are subject to change based on market and other conditions. This (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act document contains certain statements that may be deemed forward-looking statements. of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections Please note that any such statements are not guarantees of anyfuture performance and associated with ownership of shares in an investment company registered under the actual results or developments may differ materially from those projected. 1940 Act or the protections afforded by the CEA.    All information has been obtained from sources believed to be reliable, but its accuracy The value of GLD shares relates directly to the value of the gold held by GLD (less its is not guaranteed. There is no representation or warranty as to the current accuracy, expenses), and fluctuations in the price of gold could materially and adversely affect reliability or completeness of, nor liability for, decisions based on such information and an investment in the shares. The price received upon the sale of the shares, which it should not be relied on as such. trade at market price, may be more or less than the value of the gold represented by The information provided does not constitute investment adviceand it should not be them. GLD does not generate any income, and as GLD regularly sells gold to pay for its relied on as such. It does not take into account any investor’s particular investment ongoing expenses, the amount of gold represented by each Sharewill decline over time objectives, strategies, tax status or investment horizon. You should consult your tax and to that extent. financial advisor. All material has been obtained from sources believed to be reliable. The World Gold Council name and logo are a registered trademark andused with the There is no representation or warranty as to the accuracy of the information and State permission of the World Gold Council pursuant to a license agreement. The World Gold Street shall have no liability for decisions based on such information. Council is not responsible for the content of, and is not liable for the use of or reliance on, While the shares of ETFs are tradable on secondary markets, they may not readily trade in this material. World Gold Council is an affiliate of GLD’s sponsor. all market conditions and may trade at significant discounts inperiods of market stress. GLD® is a registered trademark of World Gold Trust Services, LLC used with the There can be no assurance that a liquid market will be maintained for ETF shares. permission of World Gold Trust Services, LLC.    Equity securities may fluctuate in value in response to the activities of individual Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s companies and general market and economic conditions. Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered The trademarks and service marks referenced herein are the property of their respective trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks owners. Third party data providers make no warranties or representations of any kind have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed relating to the accuracy, completeness or timeliness of the data and have no liability for for certain purposes by State Street Corporation. State StreetCorporation’s financial damages of any kind relating to the use of such data. products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, Investing involves risk, and you could lose money on an investment in GLD. their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in suchproduct(s) nor do they have Investing involves risk, and you could lose money on an investment in SPDR® Gold any liability in relation thereto. Trust (“GLD®”).    ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to expenses will reduce returns. State Street may include State Street Corporation and its affiliates. Certain State Street Commodities and commodity-index linked securities may be affected by changes in affiliates provide services and receive fees from the SPDR ETFs. overall market movements, changes in interest rates, and otherfactors such as weather, For more information, please contact the Marketing Agent for GLD: State Street disease, embargoes, or political and regulatory developments, as well as trading activity Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; of speculators and arbitrageurs in the underlying commodities.    Diversification does not ensure a profit or guarantee against loss. T: +1 866 320 4053 spdrgoldshares.com.    Before investing, consider the funds’ investment objectives, risks,    Investing in commodities entails significant risk and is not appropriate for charges and expenses. To obtain a prospectus or summary prospectus all investors. which contains this and other information, call 866.787.2257 or visit    Important Information Relating to SPDR® Gold Trust (“GLD®”): spdrs.com. Read it carefully. © 2019 State Street Corporation. All Rights Reserved.    ID25054-2084617.6.1.AM.RTL 0719 Exp. Date: 09/30/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.